HIGHLIGHTS

•	Produced a quarterly record of 44,799 boe/d in Q3/2010 (an increase of 5% from Q3/2009 and 2% from Q2/2010);

•	Generated funds from operations of $112.8 million in Q3/2010 (an increase of 27% from Q3/2009 and 3% from Q2/2010);

•	Declared total distributions of $45.8 million in Q3/2010, representing a payout ratio of 41% net of distribution reinvestment plan (“DRIP”) participation (54% before DRIP);

•	Conducted a second successful cyclic steam stimulation (“CSS”) pilot in Seal;

•	Divested our 50% interest in an in-situ combustion pilot in the Kerrobert area for $18 million cash and an overriding royalty in the project;

•	Subsequent to the end of the third quarter, completed a steam assisted gravity drainage (“SAGD”) well pair in our Kerrobert SAGD project which is currently producing approximately 1,000 bbl/d;

•
Including hedging activities subsequent to the end of the third quarter, increased 2011 hedge positions to 26% of our West Texas Intermediate (“WTI”) exposure, 35% of our heavy oil differential exposure and 25% of our foreign currency exposures, and established initial hedge positions for heavy oil differential for 2012 and 2013; and

•	Delivered total market return, including reinvestment of distributions, of 19% for the third quarter of 2010, and 32% for the first nine months of 2010.

	Three Months Ended			Nine Months Ended
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
FINANCIAL (thousands of Canadian dollars, except per unit amounts)
Petroleum and natural gas sales	238,293	241,564	208,206	741,639	551,781
Funds from operations(1)	112,786	109,123	88,809	329,407	234,842
Per unit – basic	1.01	0.98	0.83	2.97	2.26
Per unit – diluted	0.97	0.95	0.80	2.87	2.23
Cash distributions declared(2)	45,795	46,761	32,799	141,698	100,315
Per unit	0.54	0.54	0.36	1.62	1.14
Net income	35,061	33,027	40,657	120,042	59,618
Per unit – basic	0.31	0.30	0.38	1.08	0.57
Per unit – diluted	0.30	0.29	0.37	1.05	0.57
Exploration and development	62,245	62,548	34,180	181,804	111,573
Acquisitions	12,875	4,709	93,670	19,917	96,012
Dispositions	(18,087)	(50)	(8)	(18,137)	(18)
Corporate acquisition	–	40,914	–	40,914	–
Total oil and gas expenditures	57,033	108,121	127,842	224,498	207,567
Bank loan	314,567	341,919	272,918	314,567	272,918
Convertible debentures	5,057	5,864	8,799	5,057	8,799
Long-term notes	150,000	150,000	150,000	150,000	150,000
Working capital deficiency	66,596	55,660	34,573	66,596	34,573
Total monetary debt(3)	536,220	553,443	466,290	536,220	466,290

	Three Months Ended			Nine Months Ended
	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009
OPERATING
Daily production
Light oil and NGL (bbl/d)	6,600	6,443	7,021	6,567	7,071
Heavy oil (bbl/d)	28,959	28,263	25,532	28,172	24,090
Total oil (bbl/d)	35,559	34,706	32,553	34,739	31,161
Natural gas (mmcf/d)	55.4	56.4	60.4	56.2	58.6
Oil equivalent (boe/d @ 6:1)(4)	44,799	44,104	42,623	44,113	40,934
Average prices (before financial hedging)
WTI oil (US$/bbl)	76.20	78.03	68.18	77.65	56.98
Edmonton par oil ($/bbl)	74.43	75.46	71.70	76.73	62.79
BTE light oil and NGL ($/bbl)	63.13	64.38	57.50	65.18	51.63
BTE heavy oil ($/bbl)(5)	57.97	57.59	55.12	59.15	47.11
BTE total oil ($/bbl)	58.93	58.84	55.64	60.29	48.15
BTE natural gas ($/mcf)	3.89	4.19	3.42	4.47	4.18
BTE oil equivalent ($/boe)	51.59	51.67	47.27	53.18	42.61
USD/CAD noon rate at period end	0.9711	0.9429	0.9327	0.9711	0.9327
USD/CAD average rate for period	0.9624	0.9733	0.9113	0.9654	0.8547
TRUST UNIT INFORMATION
TSX
Unit price (Cdn$)
High	$37.86	$36.31	$25.35	$37.86	$25.35
Low	$31.27	$27.72	$17.80	$27.72	$9.77
Close	$37.27	$31.80	$23.60	$37.27	$23.60
Volume traded (thousands)	21,917	28,441	24,885	72,806	89,326
NYSE
Unit price (US$)
High	$36.90	$36.23	$23.69	$36.90	$23.69
Low	$25.64	$25.64	$15.20	$25.64	$7.84
Close	$36.33	$29.95	$22.04	$36.33	$22.04
Volume traded (thousands)	4,514	7,292	5,778	16,258	27,748
Units outstanding (thousands)	112,333	111,259	107,777	112,333	107,777

(1)
Funds from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital and other operating items. Baytex’s funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management’s Discussion and Analysis of the operating and financial results for the three months and nine months ended September 30, 2010.

(2)	Cash distributions declared are net of DRIP.

(3)
Total monetary debt is a non-GAAP term which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the balance sheet value of the convertible debentures and the principal amount of long-term debt.

(4)
Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5)	Heavy oil wellhead prices are net of blending costs.

Forward-Looking Statements

This Report contains forward-looking statements relating to: our exploration and development capital expenditures for 2010; our production level for 2010; our heavy oil resource play at Seal, including production rates from new and re-entered wells and drilling plans for the fourth quarter of 2010; our steam injection pilot project at Seal, including our assessment of the results achieved to-date, the steam-oil ratio for the second cycle, the continued improvement in injectivity, production rates and steam-oil ratios for subsequent cycles and the timing of completing a 10-well commercial module; our Kerrobert SAGD project, including production rates from new well pairs, the number of additional well pairs to be drilled and the cost of drilling a well pair; our Cardium light oil resource play in Alberta, including well completion plans and production rates from new wells; our Viking light oil resource play in Alberta and Saskatchewan, including initial production rates from new wells; our Bakken/Three Forks light oil resource play in North Dakota, including initial production rates from new wells and drilling plans for the fourth quarter of 2010; heavy oil price differentials; our expectation of continued access to better quality condensate will result in lower blend ratios; our liquidity and financial capacity; our ability to fund our capital expenditures and distributions from funds from operations in 2010; our risk management program, including the portion of our forecast 2011 exposures that have been hedged; and our plan to convert to a corporate legal form, including the timing of the conversion. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. We refer you to the end of the Management’s Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

MESSAGE TO UNITHOLDERS

Operations Review

Production averaged 44,799 boe/d during the third quarter of 2010, as compared to 44,104 boe/d in the second quarter of 2010, a 2% increase in oil equivalent production. Oil production increased by 2% and natural gas production declined by 2% as compared to the prior quarter.

Capital expenditures for exploration and development activities totaled $62.2 million for the third quarter of 2010. During the quarter, Baytex participated in the drilling of 36 (28.0 net) wells, resulting in 32 (24.6 net) oil wells, one (1.0 net) natural gas well, two (2.0 net) service wells and one (0.4 net) dry and abandoned well for a 97% (99% net) success rate. Third quarter drilling included eight (8.0 net) oil wells and one (1.0 net) service well in our Lloydminster heavy oil area, four (4.0 net) producing wells and one (1.0 net) service well at Seal, one (1.0 net) horizontal oil well at Tangent, 11 (9.0 net) wells in our light oil and gas areas in western Canada and nine (3.6 net) oil wells and one (0.4 net) dry and abandoned well in North Dakota.

Consistent with previous guidance, our exploration and development capital budget for 2010 is $235 million. In our first and second quarter press releases, we increased guidance for 2010 average production from the original level of 43,500 boe/d to a range of 44,000 boe/d to 44,500 boe/d. We are now guiding 2010 average production to a range of 44,250 boe/d to 44,500 boe/d.

Heavy Oil

In the third quarter of 2010, heavy oil production averaged 28,959 bbl/d, an increase of 13% over the third quarter of 2009, and 2% over the second quarter of 2010. During the third quarter of 2010, we drilled 13 (13.0 net) producing wells and two (2.0 net) service wells on our heavy oil properties for a 100% success rate.

Production from Seal averaged approximately 10,100 bbl/d in the third quarter, an increase of 1,200 bbl/d over the second quarter of 2010. In the third quarter, we drilled four horizontal producers at Seal, encompassing a total of 34 horizontal laterals. Two of the wells drilled in the third quarter and one drilled in the second quarter commenced production in the third quarter with 30-day average peak rates of approximately 480 bbl/d per well. During the third quarter, we also re-entered an existing well and drilled fifteen new laterals to access previously undrained areas of the reservoir. Production from the re-entered well increased from approximately 38 bbl/d prior to the workover to a 30-day average peak rate of 490 bbl/d after the workover. In the fourth quarter, we plan to re-enter three more wells to drill new laterals at Seal.

We conducted a second successful steam injection pilot at Seal during the second and third quarters. This test was conducted in the Cliffdale area, located seven miles to the east of our first steam pilot in the Harmon Valley area. Cliffdale is an area in which, at this point, we do not envision large-scale cold development. Oil viscosities at the subsurface elevation steamed at Cliffdale are approximately four times higher than in the Harmon Valley test and prior removal of cold oil through primary production at Cliffdale was minimal. The objectives of the test were four-fold: 1) to prove that steam injectivity, in the bottom half of the Bluesky Sand and at higher oil viscosities than in the earlier Harmon Valley pilot, would hit target levels; 2) to conduct a multi-cycle test with improvement in injectivity and production in the second cycle; 3) to validate our numerical reservoir simulation so that long-term performance on subsequent cycles can be more accurately predicted; and 4) to achieve economic levels of production and Steam-Oil Ratio (“SOR”). All of these objectives were met in the Cliffdale pilot test. The cost of the pilot was $7.7 million, which included installation of much of the infrastructure and steam plant to be used in a permanent project at this site.

At Cliffdale, because of the minimal cold production prior to the steam test, we conducted two “mini-cycles” to gradually heat the reservoir. After an initial attempted injection cycle was aborted due to a parted tubing string which had to be fished, we recorded the results shown in the table below. SOR for the second cycle is projected to the end of the cycle at approximately year-end 2010, at which time we plan to resume steam injection for the third “mini-cycle”.

Cycle	Injected Steam (bbl water)	Maximum Daily Oil Rate (bbl/d)	Steam-Oil Ratio
1	12,560	250	2.7
2	15,120	450	1.9

Our numerical reservoir simulation indicates that injectivity, oil rate and SOR should continue to improve on subsequent cycles as heating of the reservoir progresses. We are in the permitting phase for a 10-well commercial module, which we plan to have in place by the end of 2011. Cost for the remaining nine wells and completion of the infrastructure and steam plant is projected to be approximately $23 million.

On September 30, 2010, we closed the sale of our 50% interest in the lands and wells comprising Phase 1 of an in-situ combustion project at Kerrobert for $18 million and a gross overriding royalty on the divested lands. The disposition will have a negligible impact on production, capital expenditures and funds from operations for 2010. We retained our 50% interest in the area of mutual interest surrounding the Phase 1 lands. Our other Kerrobert interests, including our 100% working interest in our SAGD project, were unaffected by the sale.

In our Kerrobert SAGD project, we placed a new well pair on production late in the third quarter. Subsequent to the end of the quarter, this well pair produced at a 30-day average rate of approximately 1,000 bbl/d. The SOR for the new well pair is currently 2.2 barrels of steam per barrel of oil. Cost of the well pair was $6.8 million, which included an expansion of the steam distribution system which will serve future well pairs. We believe that, through the remaining life of this project, we can drill 11 additional well pairs with incremental costs of approximately $3.6 million per well pair.

Light Oil & Natural Gas

During the third quarter of 2010, light oil and natural gas production averaged 15,840 boe/d, which was comprised of 6,600 bbl/d of light oil and NGL and 55.4 mmcf/d of natural gas. On an oil-equivalent basis, production of light oil, NGL and natural gas was the same as the previous quarter. Compared to the second quarter, light oil and NGL production increased 2% and natural gas production decreased by 2%. In the third quarter, we drilled 19 (11.6 net) oil wells, one (1.0 net) natural gas well and one (0.4 net) dry and abandoned well for a 95% (97% net) success rate.

We continued development activities in each of our light oil resource plays in the third quarter. In our Cardium play in Alberta, we drilled two horizontal wells in the Pembina area which will receive multi-stage fracture treatments in the fourth quarter. A Cardium well that was drilled in the first quarter was put on production during the third quarter at a 30-day average peak rate of approximately 175 boe/d.

In Alberta, we drilled four Viking horizontal multi-lateral wells in the third quarter with open-hole completions. Three of the wells were placed on production during the quarter and have established 30-day average peak rates of approximately 90 bbl/d per well. To date in the Alberta Viking play, we have drilled nine wells with sufficient history to establish a 30-day average peak rate of approximately 110 bbl/d per well.

In the Viking play in Saskatchewan, our recent drilling has been focused on validating licenses acquired during 2008 that were approaching expiry. Our drilling has now validated all of the licenses acquired at that time, converting them to leases with new five-year terms. During the third quarter, we drilled two horizontal Viking wells. Wet conditions delayed completion activities on one of the wells. The second well, drilled in the Herschel area approximately 13 miles to the east of the Dodsland field, produced at very low oil rates after hydraulic fracturing. To date in the Saskatchewan Viking play, excluding the sub-economic well at Herschel, we have achieved a 30-day average peak rate of 75 bbl/d per well from five wells that have been fully completed and placed on production.

In our Bakken/Three Forks play in North Dakota, we participated in drilling nine (3.6 net) horizontal oil wells in the third quarter. Due to constraints in fracturing services, only three of these wells were fracture-stimulated during the third quarter, and none of the third quarter wells was on production long enough to establish 30-day peak production rates. Four wells that were completed earlier in 2010 established 30-day production rates in the third quarter. Two Baytex operated wells drilled on 640-acre spacing units produced at a 30-day average peak rate of approximately 250 bbl/d per well, and two partner-operated wells drilled on 1280-acre spacing units produced at a 30-day average peak rate of approximately 400 bbl/d. To-date in this play, the nine Baytex-operated 640-acre wells that have sufficient data to establish 30-day peak rates have averaged 270 bbl/d per well. To-date, five partner-operated 1280-acre wells have averaged 410 bbl/d per well for their peak 30-day periods. As of the end of the third quarter, six (2.5 net) wells were awaiting fracture stimulation. In the fourth quarter of 2010, we plan to participate in the drilling of seven (1.9 net) wells in the Bakken/Three Forks, including our first operated 1280-acre well. In non-Bakken/Three Forks drilling in North Dakota, Baytex participated in one (0.4 net) dry hole targeting the Lodgepole formation, a shallower conventional zone.

Financial Review

Funds from operations (“FFO”) were $112.8 million in the third quarter of 2010, an increase of 3% compared to the second quarter of 2010. The increase in funds from operations was largely driven by increased production. The average WTI price for the quarter was US$76.20/bbl, a 2% decrease from the second quarter of 2010. We received an average oil price of $58.93/bbl in the third quarter of 2010 (inclusive of our physical hedging loss), no change from the second quarter of 2010. We also received an average natural gas price of $3.89/mcf in the third quarter of 2010, a decrease of 7% from the prior quarter.

The heavy oil price differential, as measured by Western Canadian Select (“WCS”) prices, averaged 21% of WTI for the third quarter of 2010, compared to 18% in the second quarter of 2010 and 15% in the third quarter of 2009. The third quarter differential was negatively impacted by transportation constraints resulting from Enbridge pipeline leaks, which temporarily curtailed shipments to United States mid-continent refineries. Subsequent to the end of the third quarter, these leaks were repaired and pipeline deliveries resumed. Upon completion of repairs and announcement of resumption of operations on these pipelines, differentials have returned to about 18% of WTI. Our hedging program largely protected our revenues from the adverse financial impacts of this temporary widening of differentials, limiting the negative revenue impact from the pipeline leaks to approximately $2.5 million in the third quarter.

Our realized heavy oil price for the third quarter benefited from a reduction in diluent blending costs, both as a result of lower condensate pricing, and lower blend ratios due to better condensate quality since the commencement of shipments on the Southern Lights condensate pipeline. We expect that the lower blend ratios should be largely sustainable for the foreseeable future.

Our financial position continues to improve. At the end of the third quarter, total monetary debt amounted to $536 million, down from $553 million at the end of the second quarter. Our debt level at the end of the third quarter represents 1.2 times third quarter annualized funds from operations, leaving us with approximately $168 million in available undrawn credit facilities.

In the third quarter of 2010, total cash distributions declared were $45.8 million, or $0.54 per unit, representing a payout ratio of 41% net of DRIP participation (54% before DRIP). Based on the current commodity price strip, we expect to generate sufficient funds from operations for the full year in 2010 to fully fund our exploration and development capital program and our cash distributions, as we have done for the first nine months of 2010.

We continuously monitor the commodity and currency markets for favorable conditions to add to our risk management positions. Including hedge contracts entered into subsequent to the end of the third quarter, we have expanded our 2011 hedge positions to approximately 26% of our WTI exposure (at a weighted average price of US$86.31/bbl) and 35% of our heavy oil differential exposure. Under the majority of the heavy oil differential contracts, we will sell WCS at a weighted average fixed dollar discount to WTI of US$15.53/bbl. In the balance of the contracts, the differential is expressed as a percentage of WTI. Combining the two types of contracts, our 2011 differential hedges result in a weighted average discount of 17.3% of WTI based on the current WTI strip. In addition, we have contracted to sell a portion of our WCS volumes beyond 2011, resulting in the sale of 2,000 bbl/d of WCS blend for 2012 at a fixed differential of US$16.50/bbl and 3,000 bbl/d of WCS blend from January to June of 2013 at a fixed differential of US$17.00/bbl. At the current commodity strip, these fixed differentials represent approximately 18% of WTI for 2012 and the first six months of 2013. We have also hedged 28% of our 2011 natural gas pricing exposure (at a weighted average price of $5.16/mcf) and 25% of our 2011 U.S. dollar currency exposures (with USD sold at a weighted average USD/CAD exchange rate of 0.9365).

We have recently announced our planned conversion from the current trust structure to a corporate legal form pursuant to a Plan of Arrangement. An Information Circular regarding the Plan of Arrangement has been mailed to unitholders. A special meeting of the unitholders is scheduled for 3:00 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010.

Anthony Marino
President and Chief Executive Officer
November 10, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Trust (“Baytex” or the “Trust”) for the three months and nine months ended September 30, 2010. This information is provided as of November 9, 2010. In this MD&A, references to “Baytex”, the “Trust”, “we”, “us” and “our” and similar terms refer to Baytex Energy Trust and its subsidiaries on a consolidated basis, except where the context requires otherwise. The third quarter results have been compared with the corresponding period in 2009. This MD&A should be read in conjunction with the Trust’s unaudited consolidated comparative financial statements for the three months and nine months ended September 30, 2010 and 2009, and its audited consolidated comparative financial statements for the years ended December 31, 2009 and 2008, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2009. These documents and additional information about the Trust are available on SEDAR at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated and all tabular amounts are in thousands of Canadian dollars, except for percentage and per unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

Non-GAAP Financial Measures

The Trust evaluates performance based on net income and funds from operations. Funds from operations is not a measurement based on Generally Accepted Accounting Principles in Canada (“GAAP”), but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. The Trust’s determination of funds from operations may not be comparable with the calculation of similar measures for other issuers. The Trust considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future distributions to unitholders and capital investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see “Funds from Operations, Payout Ratio and Distributions”.

Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of the convertible debentures.

Operating netback is a non-GAAP measure commonly used in the oil and gas industry. This measurement helps management and investors to evaluate the specific operating performance by product. There is no standardized measure of operating netback and therefore operating netback as presented may not be comparable to similar measures presented by other issuers. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent.

Outlook – Economic Environment

The third quarter of 2010 showed increasing signs of stability in the energy commodity markets. The spot price for West Texas Intermediate (“WTI”) at September 30, 2010 of US$79.97/bbl was similar to the June 30, 2010 WTI spot price of US$75.63/bbl, with WTI averaging US$76.30/bbl in the third quarter of 2010, compared to US$78.03/bbl in the prior quarter. Going forward, strength in crude oil prices will depend on a continuation of the worldwide economic recovery. In this environment, Baytex continues to be focused on the following objectives: preserving balance sheet strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a sustainable distribution to its unitholders.

The Trust has announced plans to convert its legal structure from a trust to a corporation at year-end 2010. We see 2010 as the transition year as we shift our business model from a predominately income-focused model as a trust to growth-and-income model in the new corporate era. Under current operating conditions and commodity prices, Baytex believes the distribution level of $0.18 per unit per month can be maintained as a dividend subsequent to the conversion. Taxable individual investors in Canada will benefit from an enhanced dividend tax credit on eligible dividends received resulting in a lower effective tax rate on their income, while U.S. residents holding Baytex shares in qualified retirement plans are expected to be sheltered from the 15% withholding tax that currently applies to distributions. U.S. taxable holders may receive a foreign tax credit or foreign tax deduction for the 15% withholding tax which will be levied on dividend payments. An Information Circular regarding the Plan of Arrangement has been mailed to unitholders. A special meeting of unitholders is scheduled for 3 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010.

Results of Operations

Production

	Three Months Ended September 30			Nine Months Ended September 30
	2010	2009	Change	2010	2009	Change
Daily Production
Light oil and NGL (bbl/d)	6,600	7,021	(6%)	6,567	7,071	(7%)
Heavy oil (bbl/d)(1)	28,959	25,532	13%	28,172	24,090	17%
Natural gas (mmcf/d)	55.4	60.4	(8%)	56.2	58.6	(4%)
Total production (boe/d)	44,799	42,623	5%	44,113	40,934	8%
Production Mix
Light oil and NGL	15%	16%		15%	17%
Heavy oil	65%	60%		64%	59%
Natural gas	20%	24%		21%	24%

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex’s heavy oil inventory. For the three months ended September 30, 2010, heavy oil sales volumes were 10 bbl/d lower than production volumes (three months ended September 30, 2009 – 382 bbl/d lower). For the nine months ended September 30, 2010, heavy oil sales volumes were 75 bbl/d higher than production volumes (nine months ended September 30, 2009 – 215 bbl/d lower).

Production for the three months ended September 30, 2010 totaled 44,799 boe/d, as compared to 42,623 boe/d for the same period in 2009. Light oil and natural gas liquids (“NGL”) production for the third quarter of 2010 decreased by 6% to 6,600 bbl/d from 7,021 bbl/d in the same period last year due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the third quarter of 2010 increased by 13% to 28,959 bbl/d from 25,532 bbl/d in the same period last year primarily due to the acquisition of producing assets and increased production from development programs. Natural gas production decreased by 8% to 55.4 mmcf/d for the third quarter of 2010, as compared to 60.4 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the nine months ended September 30, 2010 totaled 44,113 boe/d, as compared to 40,934 boe/d for the same period in 2009. Light oil and NGL production for the nine months ended September 30, 2010 decreased by 7% to 6,567 bbl/d from 7,071 bbl/d in the same period last year due to production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the nine months ended September 30, 2010 increased by 17% to 28,172 bbl/d from 24,090 bbl/d in the same period last year primarily due to the acquisition of producing assets and increased production from development programs. Natural gas production decreased by 4% to 56.2 mmcf/d for the nine months ended September 30, 2010, as compared to 58.6 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first nine months of 2010, the price of WTI fluctuated between a low of US$68.01/bbl and a high of US$86.84/bbl, as global markets reacted to diverse and conflicting factors, ranging from strong economic growth in China to continued high United States unemployment and the sovereign debt crisis in Europe. As the markets looked for direction in the third quarter of 2010, WTI prices ranged between US$71.53/bbl and US$82.55/bbl. Although volatility was high at times during the third quarter, oil prices fluctuated less than those in the second quarter of 2010. The average WTI price in the third quarter decreased to US$76.20/bbl from US$78.02/bbl in second quarter of 2010. The average WTI price in the third quarter of 2010 was, however, 12% higher than in the third quarter of 2009. For the nine months ended September 30, 2010, the average price of WTI was US$77.65/bbl, 36% higher than that for the nine months ended September 30, 2009.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged nearly 21% in the third quarter of 2010, compared to 18% in the second quarter of 2010 and 15% in the third quarter of 2009. This increase in WCS differential from second quarter levels was due, in large part, to transport constraints resulting from Enbridge pipeline leaks, which temporarily curtailed oil shipments to United States midcontinent refineries. During the nine months ended September 30, 2010, the heavy oil price differential was 17% as compared to 16% in the first nine months of 2009.

Natural Gas

For the three months ended September 30, 2010, AECO natural gas prices averaged $3.72/mcf, as compared to $3.02/mcf in the same period last year. Natural gas prices trended significantly lower during the third quarter of 2010, in spite of record summer heat over much of the eastern United States. This was largely due to the growth of United States shale gas production and the lack of hurricane disruptions to the United States Gulf Coast producing region. For the nine months ended September 30, 2010, the average AECO natural gas price was comparable to 2009, averaging $4.31/mcf, as compared to $4.11/mcf in the same period last year.

	Three Months Ended September 30			Nine Months Ended September 30
	2010	2009	Change	2010	2009	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$76.20	$68.18	12%	$77.65	$56.98	36%
WCS heavy oil (US$/bbl)(2)	$60.55	$58.15	4%	$64.72	$48.16	34%
Heavy oil differential(3)	(21%)	(15%)		(17%)	(16%)
USD/CAD average exchange rate	0.9624	0.9113	6%	0.9654	0.8547	13%
Edmonton par oil ($/bbl)	$74.43	$71.70	4%	$76.73	$62.79	22%
AECO natural gas price ($/mcf)(4)	$3.72	$3.02	23%	$4.31	$4.11	5%
Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$63.13	$57.50	10%	$65.18	$51.63	26%
Heavy oil ($/bbl)(5)(6)	$57.59	$60.65	(5%)	$60.28	$52.21	15%
Physical forward sales contracts gain (loss) ($/bbl)	0.38	(5.53)		(1.13)	(5.10)
Heavy oil, net ($/bbl)	$57.97	$55.12	5%	$59.15	$47.11	26%
Total oil and NGL, net ($/bbl)	$58.93	$55.64	6%	$60.29	$48.15	25%
Natural gas ($/mcf)(6)	$3.76	$3.08	30%	$4.38	$3.91	12%
Physical forward sales contracts gain (loss) ($/mcf)	0.13	0.34	(62%)	0.09	0.27	(67%)
Natural gas, net ($/mcf)	$3.89	$3.42	21%	$4.47	$4.18	7%
Summary
Weighted average ($/boe)(6)	51.11	50.66	1%	53.90	45.76	18%
Physical forward sales contracts gain (loss) ($/boe)	0.48	(3.39)		(0.72)	(3.15)	77%
Weighted average, net ($/boe)	$51.59	$47.27	9%	$53.18	$42.61	25%

(1)	WTI refers to the calendar monthly average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.

(5)	Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Baytex’s risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above table excludes the impact of financial derivative contracts.

During the third quarter of 2010, Baytex’s average sales price for light oil and NGL was $63.13/bbl, up 10% from $57.50/bbl in the third quarter of 2009. Baytex’s realized heavy oil price during the third quarter of 2010, prior to physical forward sales contracts, was $57.59/bbl, or 92% of WCS. This compares to a realized heavy oil price in the third quarter of 2009, prior to physical forward sales contracts, of $60.65/bbl, or 95% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the third quarter of 2010 was $57.97/bbl, up 5% from $55.12/bbl in the third quarter of 2009. Baytex’s realized natural gas price for the three months ended September 30, 2010 was $3.76/mcf, prior to physical forward sales contracts, and $3.89/mcf inclusive of physical forward sales contracts (three months ended September 30, 2009 – $3.08/mcf prior to, and $3.42/mcf inclusive of, physical forward sales contracts.)

For the first nine months of 2010, Baytex’s average sales price for light oil and NGLs was $65.18/bbl, up 26% from $51.63/bbl in the first nine months of 2009. Baytex’s realized heavy oil price during the first nine months of 2010, prior to physical forward sales contracts, was $60.28/bbl, or 90% of WCS. This compares to a realized heavy oil price in the first nine months of 2009, prior to physical forward sales contracts, of $52.21/bbl, or 93% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first nine months of 2010 was $59.15/bbl, up 26% from $47.11/bbl in the first nine months of 2009. Baytex’s realized natural gas price for the nine months ended September 30, 2010 was $4.38/mcf, prior to physical forward sales contracts, and $4.47/mcf inclusive of physical forward sales contracts (nine months ended September 30, 2009 – $3.91/mcf prior to, and $4.18/mcf inclusive of, physical forward sales contracts).

Revenue

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for %)	2010	2009	Change	2010	2009	Change
Oil revenue
Light oil and NGL	$38,632	$37,141	4%	$117,164	$99,661	18%
Heavy oil	154,381	127,544	21%	456,162	307,087	49%
Total oil revenue	193,013	164,685	17%	573,326	406,748	41%
Natural gas revenue	19,847	19,140	4%	68,561	67,636	1%
Total oil and gas revenue	212,860	183,825	16%	641,887	474,384	35%
Sales of heavy oil blending diluent	25,433	24,381	4%	99,752	77,397	29%
Total petroleum and natural gas sales	$238,293	$208,206	14%	$741,639	$551,781	34%

Petroleum and natural gas sales increased 14% to $238.3 million for the third quarter of 2010 from $208.2 million for the same period in 2009. During this period, the change was driven by a 21% increase in heavy oil revenues, which was comprised of a 5% increase in realized price and a 13% increase in sales volume compared to the three months ended September 30, 2009.

For the nine months ended September 30, 2010, petroleum and natural gas sales increased 34% to $741.6 million from $551.8 million for the same period in 2009. During this period, the change was driven by a 49% increase in heavy oil revenues, which was comprised of a 26% increase in realized price and a 17% increase in sales volume compared to the nine months ended September 30, 2009.

Royalties

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Royalties	$39,615	$39,992	(1%)	$125,577	$90,338	39%
Royalty rates:
Light oil, NGL and natural gas	17.3%	24.1%		21.0%	20.3%
Heavy oil	19.1%	20.8%		19.0%	18.4%
Average royalty rates(1)	18.6%	21.8%		19.6%	19.0%
Royalty expenses per boe	$9.61	$10.29	(7%)	$10.41	$8.13	28%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivative contracts.

Total royalties for the third quarter of 2010 decreased to $39.6 million from $40.0 million in the third quarter of 2009. Total royalties for the third quarter of 2010 averaged 18.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 21.8% for the same period in 2009.

Royalties as a percentage of revenue for light oil, NGL and natural gas decreased in the current quarter compared to the third quarter of 2009 due to an increase in wells qualifying for the Alberta 5% royalty incentive. Royalties as a percentage of revenue for heavy oil in the three months ended September 30, 2010 were lower than the same period in 2009 due to lower royalties for production at Seal and lower reference prices in Saskatchewan.

Total royalties for the nine months ended September 30, 2010 increased to $125.6 million from $90.3 million in the nine months ended September 30, 2009 as a result of higher royalty rates plus additional volumes resulting from property acquisitions in 2009 and 2010 and increases in well productivity. Total royalties for the nine months ended September 30, 2010 averaged 19.6% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 19.0% for the same period in 2009.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction in royalties.

Financial Derivative Contracts

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands)	2010	2009	Change	2010	2009	Change
Realized gain (loss) on financial derivative contracts(1)
Crude oil	$4,501	$11,860	$(7,359)	$8,409	$54,467	$(46,058)
Natural gas	3,620	2,516	1,104	7,665	3,214	4,451
Foreign currency	6,553	5,893	660	19,660	8,207	11,453
Interest rate	567	–	567	1,079	–	1,079
Total	$15,241	$20,269	$(5,028)	$36,813	$65,888	$(29,075)
Unrealized gain (loss) on financial derivative contracts(2)
Crude oil	$(9,932)	$(8,392)	$(1,540)	$6,171	$(64,350)	$70,521
Natural gas	(643)	(3,899)	3,256	3,545	(2,600)	6,145
Foreign currency	4,361	17,756	(13,395)	(13,123)	23,524	(36,647)
Interest rate	(4,621)	(2,154)	(2,467)	(11,839)	(2,154)	(9,685)
Total	$(10,835)	$3,311	$(14,146)	$(15,246)	$(45,580)	$30,334
Total gain (loss) on financial derivative contracts
Crude oil	$(5,431)	$3,468	$(8,899)	$14,580	$(9,883)	$24,463
Natural gas	2,977	(1,383)	4,360	11,210	614	10,596
Foreign currency	10,914	23,649	(12,735)	6,537	31,731	(25,194)
Interest rate	(4,054)	(2,154)	(1,900)	(10,760)	(2,154)	(8,606)
Total	$4,406	$23,580	$(19,174)	$21,567	$20,308	$1,259

(1)	Realized gain (loss) on financial derivative contracts represents actual cash settlement or receipts under the financial derivative contracts.

(2)	Unrealized gain (loss) on financial derivative contracts represents the change in fair value of the financial derivative contracts during the period.

The total gain on financial derivative contracts for the third quarter was $4.4 million, as compared to a gain of $23.6 million in the third quarter of 2009. This includes realized gains of $15.2 million and unrealized mark-to-market losses of $10.8 million for the third quarter of 2010, as compared to $20.3 million in realized gains and $3.3 million in unrealized mark-to-market gains for the third quarter of 2009. The realized gain of $15.2 million for the three months ended September 30, 2010 is mainly due to the settlement of gains on favorable foreign currency and commodity derivative contracts. The unrealized mark-to-market losses of $10.8 million for the three months ended September 30, 2010 is due to increased crude oil prices and a decrease in floating interest rates, offset by a strengthening in the Canadian dollar at September 30, 2010, as compared to June 30, 2010.

The total gain on financial derivative contracts for the nine months ended September 30, 2010 was $21.6 million, as compared to a gain of $20.3 million in the nine months ended September 30, 2009. This includes realized gains of $36.8 million and unrealized mark-to-market losses of $15.2 million for the first nine months of 2010, as compared to $65.9 million in realized gains and $45.6 million in unrealized mark-to-market losses for the same period in 2009. The realized gain of $36.8 million for the nine months ended September 30, 2010 is due to the settlement of gains on favorable foreign currency and commodity derivative contracts. The unrealized mark-to-market losses of $15.2 million for the nine months ended September 30, 2010 is due to settlement of gains from foreign currency swaps and a decrease in floating interest rates, offset by the addition of favorable crude oil financial derivative contracts in the nine months ended September 30, 2010 and lower natural gas prices as compared to December 31, 2009.

Details of the risk management contracts in place as at September 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and nine months ended September 30, 2010.

Operating Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Operating expenses	$43,618	$40,189	9%	$128,680	$118,501	9%
Operating expenses per boe	$10.58	$10.34	2%	$10.67	$10.66	–

Operating expenses for the third quarter of 2010 increased to $43.6 million from $40.2 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.58 per boe for the third quarter of 2010, as compared to $10.34 per boe for the third quarter of 2009. For the third quarter of 2010, operating expenses were $10.40 per boe of light oil, NGL and natural gas and $10.69 per barrel of heavy oil, as compared to $10.68 and $10.09, respectively, for the third quarter of 2009.

Operating expenses for the nine months ended September 30, 2010 increased to $128.7 million from $118.5 million for the same period of 2009 due to an increase in production volumes. Operating expenses were $10.67 per boe for the first nine months of 2010, as compared to $10.66 per boe for the first nine months of 2009. For the first nine months of 2010, operating expenses were $10.96 per boe of light oil, NGL and natural gas and $10.50 per barrel of heavy oil, as compared to $10.50 and $10.17, respectively, for the first nine months of 2009.

Transportation and Blending Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
Blending expenses	$25,433	$24,381	4%	$99,752	$77,398	29%
Transportation expenses(1)	12,122	12,098	–	35,759	35,956	–
Total transportation and blending expenses	$37,555	$36,479	3%	$135,511	$113,354	20%
Transportation expense per boe(1)	$2.94	$3.11	(5%)	$2.96	$3.23	(8%)

(1)	Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the third quarter of 2010 were $37.6 million, as compared to $36.5 million for the third quarter of 2009. Transportation and blending expenses for the first nine months of 2010 were $135.5 million, as compared to $113.4 million for the first nine months of 2009.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the third quarter of 2010, the blending cost was $25.4 million for the purchase of 3,411 bbl/d of condensate at $81.03 per barrel, as compared to $24.4 million for the purchase of 3,559 bbl/d at $74.47 per barrel for the same period last year. In the nine months ended September 30, 2010, the blending cost was $99.8 million for the purchase of 4,331 bbl/d of condensate at $84.36 per barrel, as compared to $77.4 million for the purchase of 4,206 bbl/d at $67.40 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses before blending costs were $2.94 per boe for the third quarter of 2010, as compared to $3.11 per boe for the same period of 2009. Transportation expenses were $0.82 per boe of light oil, NGL and natural gas and $4.10 per barrel of heavy oil in the third quarter of 2010, as compared to $0.61 and $4.68, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Transportation expenses before blending costs were $2.96 per boe for the nine months ended September 30, 2010, as compared to $3.23 per boe for the same period of 2009. Transportation expenses were $0.86 per boe of light oil, NGL and natural gas and $4.15 per barrel of heavy oil in the first nine months of 2010, as compared to $0.62 and $4.94, respectively, for the same period in 2009. The decrease in transportation cost per barrel of heavy oil was primarily attributable to the reduced use of long-haul trucking at Seal.

Operating Netback

	Three Months Ended September 30			Nine Months Ended September 30
($ per boe except for % and volume)	2010	2009	Change	2010	2009	Change
Sales volume (boe/d)	44,789	42,241	6%	44,188	40,719	9%
Operating netback(1):
Sales price(2)	$51.59	$47.27	9%	$53.18	$42.61	25%
Less:
Royalties	9.61	10.29	(7%)	10.41	8.13	28%
Operating expenses	10.58	10.34	2%	10.67	10.66	–%
Transportation expenses	2.94	3.11	(5%)	2.96	3.23	(8%)
Operating netback before financial derivative contracts	$28.46	$23.53	21%	$29.14	$20.59	42%
Financial derivative contract gains(3)	3.70	5.22	(29%)	3.05	5.93	(49%)
Operating netback after financial derivative contracts	$32.16	$28.75	12%	$32.19	$26.52	21%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.

(3)	Financial derivative contracts reflect realized financial derivative contract gains (losses) only.

General and Administrative Expenses

	Three Months Ended September 30			Nine Months Ended September 30
($ thousands except for % and per boe)	2010	2009	Change	2010	2009	Change
General and administrative expenses	$8,605	$6,674	29%	$29,027	$22,079	31%
General and administrative expenses per boe	$2.09	$1.72	22%	$2.41	$1.99	21%

General and administrative expenses for the third quarter of 2010 increased to $8.6 million from $6.7 million for the same period in 2009. This increase consists of costs relating to our Income Tracking Unit Plan (which had no corresponding expense in the third quarter of 2009), higher operating overhead recoveries in the third quarter of 2009 due to retroactive recoveries, as well as increased rent related to head office relocation and costs related to the corporate conversion as compared to the three months ended September 30, 2009.

General and administrative expenses for the first nine months of 2010 increased to $29.0 million from $22.1 million for the same period in 2009. This increase consists of costs relating to our Income Tracking Unit Plan (which had no corresponding expense in the first nine months of 2009), $1.2 million in tax indemnification payments relating to our Trust Unit Rights Incentive Plan, higher operating overhead recoveries in the nine months ended 2009 due to retroactive recoveries, as well as increased rent related to head office relocation and costs related to the corporate conversion as compared to the nine months ended September 30, 2009. Excluding the tax indemnification item, which we do not expect to incur in the future, general and administrative expenses per boe would have been $2.31 per boe for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $1.99 per boe).

Unit-Based Compensation Expense

Compensation expense related to our Trust Unit Rights Incentive Plan was $1.9 million for the third quarter of 2010, as compared to $1.7 million for the third quarter of 2009. For the nine months ended September 30, 2010, compensation expense was $6.7 million, an increase of 40% compared to $4.8 million for the same period in 2009. This increase is the result of higher average fair values assigned to new unit rights granted during 2010.

Compensation expense associated with our Trust Unit Rights Incentive Plan is recognized in income over the vesting period of the rights with a corresponding increase in contributed surplus. The exercise of rights is recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Interest Expense

Interest expense for the third quarter of 2010 decreased to $7.2 million, as compared to $10.4 million in the third quarter of 2009. The decrease was attributable to a lower effective interest rate on long-term debt due to the issuance on August 26, 2009 of $150 million of 9.15% Series A senior unsecured debentures and the retirement on September 25, 2009 of US$179.7 million of 9.625% senior subordinated notes and US$0.2 million of 10.5% senior subordinated notes.

Interest expense for the nine months ended September 30, 2010 was $19.8 million compared to $26.2 million in the same period in 2009. The decrease was attributable to a lower effective interest rate on long-term debt, as described above.

Financing Charges

Financing charges for the three months and nine months ended September 30, 2010 were $nil and $1.4 million, as compared to $3.4 million and $5.2 million in the three months and nine months ended September 30, 2009, respectively. The reduction in 2010 is due to lower fees associated with our revolving credit facilities and the issuance of $150.0 million of 9.15% Series A senior unsecured debentures in August 2009.

Foreign Exchange

Foreign exchange gain in the third quarter of 2010 was $4.4 million, as compared to a gain of $11.1 million in the third quarter of 2009. The gain was comprised of an unrealized foreign exchange gain of $5.3 million and a realized foreign exchange loss of $0.9 million. The gain for the same period in 2009 was comprised of an unrealized foreign exchange loss of $10.9 million and a realized foreign exchange gain of $22.0 million. The current quarter unrealized gain was based on the translation of the US$180 million portion of the bank loan and US$ denominated financial derivative contracts as the CAD/USD foreign exchange rate strengthened at September 30, 2010, as compared to June 30, 2010. The unrealized loss for the same period in 2009 was due to the transition of year-to-date unrealized gains into realized gains upon redemption of the US$ senior subordinated notes in September 2009.

Foreign exchange gain for the nine months ended September 30, 2010 was $4.0 million, as compared to a gain of $19.4 million in the nine months ended September 30, 2009. The gain was comprised of an unrealized foreign exchange gain of $2.8 million and a realized foreign exchange gain of $1.2 million. The unrealized gain for the nine month ended September 30, 2010 was based on the translation of the US$180 million portion of the bank loan and US$ denominated financial derivative contracts as the CAD/USD foreign exchange rate strengthened at September 30, 2010, as compared to December 31, 2009. The gain for the same period in 2009 was comprised of an unrealized foreign exchange loss of $1.6 million and a realized foreign exchange gain of $21.1 million due to redemption of the US$ senior subordinated notes in September 2009.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion for the three months ended September 30, 2010 increased to $69.3 million from $58.6 million for the same period in 2009. On a sales-unit basis, the provision for the current quarter was $16.81 per boe, as compared to $15.09 per boe for the same quarter in 2009.

Depletion, depreciation and accretion for the nine months ended September 30, 2010 increased to $202.6 million from $170.2 million for the same period in 2009. On a sales-unit basis, the provision for the first nine months of 2010 was $16.80 per boe, as compared to $15.31 per boe for the same period in 2009.

Taxes

Current tax expense of $3.2 million for the third quarter of 2010 is mainly comprised of Saskatchewan resource surcharge capital tax, compared to the same period a year ago of $2.9 million. Current tax expense for the nine months ended September 30, 2010 is $10.2 million or $2.8 million higher than the same period in 2009. The increase in current tax expense for both the three months and nine months ended September 30, 2010 is due to higher Saskatchewan resource revenues, as compared to the same periods in 2009.

For the third quarter of 2010, future tax expense totaled $1.0 million, as compared to a future tax expense of $1.9 million for the third quarter of 2009. For the nine months ended September 30, 2010, future tax recovery totaled $12.4 million, as compared to a future tax recovery $26.2 million for the same period in 2009. The decrease in future tax recovery is primarily due to higher operating income and a reduction in tax rates.

As at September 30, 2010, future income tax liability was $34.9 million (December 31, 2009 – $186.6 million). In May 2010, the Trust acquired a number of private entities for use in its internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future income tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

Tax Pools

($ thousands)	September 30, 2010	December 31, 2009
Canadian Tax Pools
Canadian oil and gas property expenditures	$294,577	$299,220
Canadian development expenditures	221,679	189,791
Canadian exploration expenditures	9,549	–
Undepreciated capital costs	244,824	241,071
Non-capital losses	747,169	19,470
Finance costs	11,319	169
Total Canadian tax pools	$1,529,117	$749,721
U.S. Tax Pools
Taxable depletion	$133,823	$148,031
Intangible drilling costs	15,223	9,182
Tangibles	9,626	3,686
Non-capital losses	51,828	4,178
Total U.S. tax pools	$210,550	$165,077

Net Income

Net income for the third quarter of 2010 was $35.1 million, as compared to a net income of $40.7 million for the third quarter of 2009. Revenues, net of royalties, increased $30.5 million or 18% in the three months ended September 30, 2010, as compared to the same period in 2009. In addition, interest expense and financing charges decreased by $3.1 million and $3.4 million, respectively, in the three months ended September 30, 2010 as compared to the same period in 2009. This is offset by an increase in operating expenses of $3.4 million and a decrease in gain on financial derivative contracts of $19.2 million. The remaining changes are an increase in depletion and accretion expense of $10.6 million and an overall $6.7 million decrease in foreign exchange gain for the third quarter of 2010, as compared to the same period in 2009.

Net income for the first nine months of 2010 was $120.0 million, as compared to a net income of $59.6 million for the first nine months of 2009. Revenues, net of royalties, increased $154.6 million or 34% in the nine months ended September 30, 2010, as compared to the same period in 2009. In addition, interest expense and financing charges decreased by $6.4 million and $3.7 million, respectively, in the first nine months of 2010, as compared to same period in 2009. This is offset by an increase in operating expenses of $10.2 million and an increase in transportation and blending expenses of $22.2 million. The remaining changes are an increase in depletion and accretion expense of $32.4 million, an overall $15.4 million decrease in foreign exchange gain and a $13.8 million decrease in future income tax recovery for the nine months ended September 30, 2010, as compared to the same period in 2009.

Other Comprehensive Income (Loss)

The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date of 0.9711 USD/CAD, while revenues and expenses are translated using the average exchange rate for the three months and nine months ended September 30, 2010 of 0.9624 and 0.9654 USD/CAD, respectively. Translation gains and losses are deferred and included in other comprehensive income in unitholders’ capital and are recognized in net income when there has been a reduction in the net investment.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties. The reduction of $19.3 million for 2009 plus the reduction of $3.3 million in the nine months ended September 30, 2010 resulted in a balance of $7.2 million in accumulated other comprehensive loss at September 30, 2010.

Funds from Operations, Payout Ratio and Distributions

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities before changes in non-cash working capital and other operating items. Payout ratio is calculated as cash distributions (net of participation in the Distribution Reinvestment Plan (“DRIP”)) divided by funds from operations. The Trust considers these to be key measures of performance as they demonstrate the Trust’s ability to generate the cash flow necessary to fund distributions and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands except for %)	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$126,255	$111,438	$72,355	$331,837	$191,936	$303,162	$471,237
Change in non-cash working capital	(14,125)	(3,039)	16,226	(4,409)	41,916	27,878	(38,857)
Asset retirement expenditures	656	724	228	1,979	990	1,146	1,443
Funds from operations	$112,786	$109,123	$88,809	$329,407	$234,842	$332,186	$433,823
Cash distributions declared, net of DRIP	$45,795	$46,761	$32,799	$141,698	$100,315	$137,601	$197,026
Payout ratio	41%	43%	37%	43%	43%	41%	45%

The Trust does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that the Trust would be required to reduce or eliminate its distributions in order to fund capital expenditures. There can be no certainty that the Trust will be able to maintain current production levels in future periods.

Cash distributions declared, net of DRIP participation, of $45.8 million for the third quarter of 2010 were funded through funds from operations of $112.8 million. The following table compares cash distributions to cash flow from operating activities and net income:

	Three Months Ended			Nine Months Ended		Years Ended
($ thousands except for %)	September 30, 2010	June 30, 2010	September 30, 2009	September 30, 2010	September 30, 2009	December 31, 2009	December 31, 2008
Cash flow from operating activities	$126,255	$111,438	$72,355	$331,837	$191,936	$303,162	$471,237
Cash distributions declared, net of DRIP	45,795	46,761	32,799	141,698	100,315	137,601	197,026
Excess of cash flow from operating activities over cash distributions declared, net of DRIP	80,460	64,677	$39,556	190,139	91,621	$165,561	$274,211
Net income	$35,061	$33,027	$40,657	$120,042	$59,618	$87,574	$259,894
Cash distributions declared, net of DRIP	45,795	46,761	32,799	141,698	100,315	137,601	197,026
Excess (shortfall) of net income over cash distributions declared, net of DRIP	$(10,734)	$(13,734)	$7,858	$(21,656)	$(40,697)	$(50,027)	$62,868

It is Baytex’s long-term operating objective to substantially fund cash distributions and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash distributions. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash distributions and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

As at September 30, 2010, Baytex had approximately $168.8 million in available undrawn credit facilities to fund any such shortfall. As Baytex strives to maintain a consistent distribution level under the guidance of prudent financial parameters, there may be times when a portion of our cash distributions would represent a return of capital.

For the three months ended September 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $10.7 million, with net income reduced by $91.2 million for non-cash items. For the nine months ended September 30, 2010, the Trust’s net income was less than cash distributions declared (net of DRIP) by $21.7 million, with net income reduced by $211.8 million for non-cash items. Non-cash items such as depletion, depreciation and accretion may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

Liquidity and Capital Resources

As a result of the 2008/2009 economic crisis, there have been periodic disruptions in the availability of credit. In light of this situation, we have undertaken a thorough review of our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	September 30, 2010	December 31, 2009	September 30, 2009
Bank loan	$314,567	$265,088	$272,918
Convertible debentures	5,057	7,736	8,799
Long-term notes	150,000	150,000	150,000
Working capital deficiency	66,596	51,452	34,573
Total monetary debt	$536,220	$474,276	$466,290

At September 30, 2010, total monetary debt was $536.2 million, as compared to $474.3 million at December 31, 2009, and $466.3 million at September 30, 2009. Bank borrowings and working capital deficiency at September 30, 2010 were $381.2 million, as compared to total credit facilities of $550.0 million.

Baytex has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, we reached agreement with our lending syndicate to amend our revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of our assets.

The credit facilities were arranged pursuant to an agreement with a syndicate of financial institutions. A copy of our credit agreement and related amendments are accessible on the SEDAR website at www.sedar.com (filed on March 28, 2008, September 15, 2008, July 9, 2009, August 14, 2009, October 5, 2009, July 15, 2010 and August 31, 2010).

Pursuant to various agreements with our lenders, we are restricted from making distributions to unitholders where the distribution would or could have a material adverse effect on the Trust or its subsidiaries’ ability to fulfill its obligations under Baytex’s credit facilities or the Series A senior unsecured debentures.

The Trust believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, distributions to the unitholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of distribution is also discretionary, and the Trust has the ability to modify distribution levels should funds from operations be negatively impacted by factors such as a reduction in commodity prices.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands)	2010	2009	2010	2009
Land	$(507)	$2,902	$13,846	$9,715
Seismic	393	114	354	1,958
Drilling and completion	42,639	23,537	115,613	81,063
Equipment	19,642	7,893	52,196	17,652
Other	78	(266)	(205)	1,185
Total exploration and development	$62,245	$34,180	$181,804	$111,573
Corporate acquisition	–	–	40,914	–
Property acquisitions	12,875	93,670	19,917	96,012
Property dispositions	(18,087)	(8)	(18,137)	(18)
Total oil and gas expenditures	57,033	127,842	224,498	207,567
Corporate assets	5,048	2,297	8,291	2,846
Total capital expenditures	$62,081	$130,139	$232,789	$210,413

Unitholders’ Equity

The Trust is authorized to issue an unlimited number of trust units. As at November 5, 2010, the Trust had 112,779,148 trust units issued and outstanding.

As at November 5, 2010, the Trust had a principal amount of $5.0 million convertible unsecured subordinated debentures outstanding which are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per unit. The convertible debentures mature on December 31, 2010, at which time they are due and payable.

Contractual Obligations

The Trust has a number of financial obligations in the ordinary course of business. These obligations are of a recurring nature and impact the Trust’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of September 30, 2010, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$182,371	$182,371	$–	$–	$–
Distributions payable to unitholders	20,220	20,220	–	–	–
Bank loan(1)	314,567	–	314,567	–	–
Convertible debentures(2)	5,070	5,070	–	–	–
Long-term debt(2)	150,000	–	–	–	150,000
Operating leases	54,058	5,364	10,548	11,185	26,961
Processing and transportation agreements	5,195	3,892	1,252	51	–
Total	$731,481	$216,917	$326,367	$11,236	$176,961

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instruments.

The Trust also has on-going obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Financial Instruments and Risk Management

The Trust is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by the Trust through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. The Trust manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at September 30, 2010, and the accounting treatment of the Trust’s financial instruments are disclosed in note 15 to the consolidated financial statements as at and for the three months and nine months ended September 30, 2010.

Quarterly Financial Information

	2010			2009				2008
($ thousands, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Petroleum and natural gas sales	238,293	241,564	261,782	237,981	208,206	193,239	150,336	199,890
Net income (loss)	35,061	33,027	51,954	27,956	40,657	27,451	(8,490)	52,401
Per unit – basic	0.31	0.30	0.47	0.26	0.38	0.26	(0.09)	0.54
Per unit – diluted	0.30	0.29	0.46	0.25	0.37	0.26	(0.09)	0.53

Changes in Accounting Policies

Future Accounting Changes

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting of future business combinations.

International Financial Reporting Standards (“IFRS”)

IFRS will replace the current GAAP for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening balance sheet as at January 1, 2010. Baytex expects that IFRS will not have a major impact on the Trust’s operations or strategic decisions.

Management continues to monitor new IFRS and amendments to existing IFRS that may impact the adoption of IFRS by the Trust in 2011. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for the Trust as noted below. The preliminary decisions about IFRS 1 exemptions and accounting policy choices have not been finalized. Management’s draft policy decisions and analysis will not be finalized until 2011 and preliminary decisions and estimated impacts of adopting IFRS may change.

First-Time Adoption of IFRS

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Baytex. At this time, the Trust anticipates it will apply the following exemptions:

Property, Plant and Equipment, (“PP&E”) – IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at its time of adoption, to measure exploration and evaluation assets at the amount determined under the entity’s previous GAAP and to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using reserve volumes or reserve values as of that date. The Trust has allocated the amount recognized under current Canadian GAAP as at January 1, 2010 to the assets at an area level using reserve values calculated using the discounted net cash flows. The allocation process is not expected to affect the net book value of our PP&E as no IFRS impairments are expected at January 1, 2010.

Asset retirement obligations – Decommissioning provisions, included in the cost of PP&E, are measured as at January 1, 2010 in accordance with International Accounting Standards (“IAS”) 37, “Provisions, Contingent Liabilities and Contingent Assets”, and the difference between that amount and the carrying amount of those liabilities at January 1, 2010 determined under current GAAP are recognized directly in retained earnings.

Business combinations – IFRS 1 permits the use of IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations.

Share-based payments – IFRS 1 provides an exemption on IFRS 2, “Share-Based Payments” to equity instruments which vested before the Trust’s transition date to IFRS.

Cumulative translation differences – An option is available to deem cumulative translation differences on all foreign operations as zero at the date of transition. The balance of $3.9 million will be reclassified to retained earnings on January 1, 2010.

Key Accounting Policy Differences

The transition from current GAAP to IFRS is significant and may materially affect our reported financial position and results. At this time, Baytex has identified the following key differences that will impact the financial statements:

Exploration and Evaluation (“E&E”) expenditures – On transition to IFRS, Baytex will re-classify all E&E expenditures that are currently included in the PP&E balance on the consolidated balance sheet. This will consist of the book value of undeveloped land that relates to exploration properties. Baytex will initially capitalize these costs as E&E assets on the balance sheet. E&E assets will not be depleted and must be assessed for impairment when indicators of impairment exist. Baytex has currently determined its E&E asset balance to be approximately $125 million at January 1, 2010 and does not expect a transitional impairment of the E&E assets.

Depletion expense – Under IFRS, costs will be depleted on a unit of production basis at a more granular level than the country level. The Trust has the option to base the depletion calculation using either total proved or proved plus probable reserves. Baytex has not concluded at this time which method it will use.

Impairment of PP&E assets – Under IFRS, impairment of PP&E must be calculated at a more granular level than what is currently required under current GAAP. Impairment calculations will be performed at the cash generating unit level using fair values of the PP&E assets and Baytex anticipates using discounted proved plus probable reserve value for impairment tests of PP&E. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount. Under current GAAP, estimated future cash flows used to assess impairments are not discounted. As such, impairment losses may be recognized earlier under IFRS than under current GAAP. At January 1, 2010, the Trust is not anticipating any impairment of PP&E as a result of adopting IFRS.

Decommissioning provisions – The Trust has made a preliminary decision to discount the estimated fair value of its asset retirement obligations and the related PP&E using a risk-free interest rate. Under current GAAP, the Trust uses a credit-adjusted interest rate. A lower discount rate will increase the asset retirement obligation liability. In addition, under IFRS, asset retirement obligations are measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date with the corresponding adjustment to the cost of the related PP&E. Existing liabilities under current GAAP are not re-measured using current discount rates. On transition to IFRS, the effect of the changes above is expected to increase Baytex’s asset retirement obligations by approximately $87 million with the offset to retained earnings or deficit.

Unit-based compensation – The Trust has determined the major differences from current GAAP that would impact the Trust are treating graded vesting awards as multiple separate awards with different lives and estimating forfeiture rates in advance as opposed to recognizing the impact when the forfeiture occurs. The Trust is currently analyzing the effect of the changes under IFRS on its unit-based compensation calculations.

Income taxes – In transitioning to IFRS, the Trust’s future tax liability will be impacted by the tax effects resulting from the IFRS adjustments. Due to the withdrawal in November 2009 of the exposure draft on IAS 12, “Income Taxes”, the Trust continues to assess the impact that the IFRS income tax principles may have on it.

Internal Controls Over Financial Reporting

Along with review of the accounting policy choices and analysis, assessments are also made to determine the changes required to internal controls over financial reporting. The internal controls documentation will continue to be updated to reflect changes in accounting polices and appropriate additional controls and procedures during the remainder of 2010.

Disclosure controls and procedures

Throughout the transition process, Baytex will be assessing stakeholders’ information requirements to ensure that appropriate and timely information is provided once available.

Information Technology Systems

Baytex continues to implement and perform ongoing testing on modifications to the accounting systems to accommodate the additional requirements under IFRS.

The Trust has prepared a draft of its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. The opening balance sheet is subject to further review by management and audit work by our external auditors. In addition, the Trust is preparing the March 31, 2010 and June 30, 2010 IFRS adjustments and the draft financial statements and accompanying notes for these periods. Baytex’s external auditors are expected to review the Trust’s draft IFRS accounting policies and the IFRS opening balance sheet impacts during the remainder of 2010. The Trust’s IFRS project will continue through 2010 and is on schedule for a January 1, 2011 implementation date.

Forward-Looking Statements

In the interest of providing Baytex’s unitholders and potential investors with information regarding Baytex, including management’s assessment of Baytex’s future plans and operations, certain statements in this document are “forward- looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: our plan to convert to a corporate legal form, including the timing of the conversion, our business strategy as a corporation, the income tax consequences of the conversion, the proposed structure of the conversion, our dividend policy and level as a corporation and the tax treatment of future dividends; our ability to fund our capital expenditures and distributions on our trust units from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash distributions and capital program; the timing of funding our financial obligations; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all necessary unitholder, court, stock exchange and other third party approvals; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to receive all necessary unitholder, court, stock exchange and other third party approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex’s Annual Information Form, Form 40-F and Management’s Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

CONSOLIDATED BALANCE SHEETS

(thousands of Canadian dollars) (unaudited)	September 30, 2010	December 31, 2009
ASSETS
Current assets
Cash	$1,168	$10,177
Accounts receivable	134,355	137,154
Crude oil inventory	472	1,384
Future income tax asset (note 12)	281	1,371
Financial derivative contracts (note 15)	21,116	29,453
	157,392	179,539
Future income tax asset (note 12)	151,201	418
Financial derivative contracts (note 15)	2,285	2,541
Petroleum and natural gas properties	1,703,644	1,663,752
Goodwill	37,755	37,755
	$2,052,277	$1,884,005
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$182,371	$180,493
Distributions payable to unitholders	20,220	19,674
Bank loan (note 4)	–	265,088
Convertible debentures (note 6)	5,057	7,736
Future income tax liability (note 12)	6,016	8,683
Financial derivative contracts (note 15)	985	4,650
	214,649	486,324
Bank loan (note 4)	314,567	–
Long-term debt (note 5)	150,000	150,000
Deferred credit (note 12)	109,800	–
Asset retirement obligations (note 7)	57,619	54,593
Future income tax liability (note 12)	180,351	179,673
Financial derivative contracts (note 15)	11,936	1,418
	1,038,922	872,008
UNITHOLDERS’ EQUITY
Unitholders’ capital (note 8)	1,360,050	1,295,931
Conversion feature of convertible debentures (note 6)	243	374
Contributed surplus (note 10)	20,943	20,371
Accumulated other comprehensive loss (note 9)	(7,173)	(3,899)
Deficit	(360,708)	(300,780)
	1,013,355	1,011,997
	$2,052,277	$1,884,005

Commitments and contingencies (note 16)
Subsequent events (note 18)
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of Canadian dollars, except per unit amounts) (unaudited)	2010	2009	2010	2009
Revenue
Petroleum and natural gas	$238,293	$208,206	$741,639	$551,781
Royalties	(39,615)	(39,992)	(125,577)	(90,338)
Gain on financial derivative contracts (note 15)	4,406	23,580	21,567	20,308
	203,084	191,794	637,629	481,751
Expenses
Operating	43,618	40,189	128,680	118,501
Transportation and blending	37,555	36,479	135,511	113,354
General and administrative	8,605	6,674	29,027	22,079
Unit-based compensation (note 10)	1,888	1,669	6,734	4,826
Interest (note 13)	7,246	10,385	19,838	26,226
Financing charges	11	3,361	1,425	5,174
Foreign exchange gain (note 14)	(4,418)	(11,112)	(4,010)	(19,433)
Depletion, depreciation and accretion	69,270	58,637	202,614	170,220
	163,775	146,282	519,819	440,947
Income before income taxes	39,309	45,512	117,810	40,804
Income tax expense (recovery) (note 12)
Current	3,208	2,925	10,215	7,431
Future	1,040	1,930	(12,447)	(26,245)
	4,248	4,855	(2,232)	(18,814)
Net income	$35,061	$40,657	$120,042	$59,618
Other comprehensive income (loss)
Foreign currency translation adjustment (note 9)	(5,740)	(9,720)	(3,274)	(741)
Comprehensive income	$29,321	$30,937	$116,768	$58,877
Net income per trust unit (note 11)
Basic	$0.31	$0.38	$1.08	$0.57
Diluted	$0.30	$0.37	$1.05	$0.57
Weighted average trust units (note 11)
Basic	111,710	107,368	110,926	103,688
Diluted	115,429	110,562	114,832	105,551

CONSOLIDATED STATEMENTS OF DEFICIT

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
Deficit, beginning of period	$(335,338)	$(285,014)	$(300,780)	$(224,314)
Net income	35,061	40,657	120,042	59,618
Distributions to unitholders	(60,431)	(38,698)	(179,970)	(118,359)
Deficit, end of period	$(360,708)	$(283,055)	$(360,708)	$(283,055)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of Canadian dollars) (unaudited)	2010	2009	2010	2009
CASH PROVIDED BY (USED IN):
Operating activities
Net income	$35,061	$40,657	$120,042	$59,618
Items not affecting cash:
Unit-based compensation (note 10)	1,888	1,669	6,734	4,826
Unrealized foreign exchange (gain) loss (note 14)	(5,321)	10,932	(2,824)	1,636
Depletion, depreciation and accretion	69,270	58,637	202,614	170,220
Accretion on debentures and notes (notes 5 & 6)	13	1,980	42	2,892
Unrealized loss (gain) on financial derivative contracts (note 15)	10,835	(3,311)	15,246	45,580
Future income tax expense (recovery)	1,040	1,930	(12,447)	(26,245)
Realized foreign exchange gain on redemption of long-term debt (note 5)	–	(23,685)	–	(23,685)
	112,786	88,809	329,407	234,842
Change in non-cash working capital	14,125	(16,226)	4,409	(41,916)
Asset retirement expenditures (note 7)	(656)	(228)	(1,979)	(990)
	126,255	72,355	331,837	191,936
Financing activities
Payments of distributions	(46,078)	(32,201)	(142,486)	(103,823)
Increase (decrease) in bank loan	(21,808)	121,394	52,503	67,178
Redemption of long-term debt (note 5)	–	(196,411)	–	(196,411)
Proceeds from issuance of long-term debt (note 5)	–	150,000	–	150,000
Issuance of trust units (note 8)	6,520	2,953	18,167	120,352
Issuance costs (note 8)	–	(6)	–	(6,101)
	(61,366)	45,729	(71,816)	31,195
Investing activities
Petroleum and natural gas property expenditures	(62,245)	(34,180)	(181,804)	(111,573)
Acquisition of petroleum and natural gas properties	(12,875)	(93,670)	(19,917)	(96,012)
Corporate acquisition (note 3)	–	–	(40,914)	–
Disposition of petroleum and natural gas properties	18,087	8	18,137	18
Acquisition of financing entities (note 12)	–	–	(38,000)	–
Additions of corporate assets	(5,048)	(2,297)	(8,291)	(2,846)
Change in non-cash working capital	(4,516)	11,937	2,145	(11,000)
	(66,597)	(118,202)	(268,644)	(221,413)
Impact of foreign exchange on cash balances	(140)	(3)	(386)	125
Change in cash	(1,848)	(121)	(9,009)	1,843
Cash, beginning of period	3,016	1,964	10,177	–
Cash, end of period	$1,168	$1,843	$1,168	$1,843

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Three months and nine months ended September 30, 2010 and 2009
(all tabular amounts in thousands of Canadian dollars, except per unit amounts) (unaudited)

1.	BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust for the year ended December 31, 2009. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted in the interim consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2009.

2.	CHANGES IN ACCOUNTING POLICIES

Future Accounting Changes

Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants (the “CICA”) issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

3.	CORPORATE ACQUISITION

On May 26, 2010, the Company acquired all the issued and outstanding shares of a private company, a junior heavy oil producer with operational focus in the east central Alberta through to west central Saskatchewan, for total consideration of $40.9 million (net of cash acquired). The acquisition has been accounted for as a business combination using the purchase method of accounting. The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is summarized below:

Consideration for the acquisition:
Cash paid (net of cash acquired)	$40,314
Costs associated with acquisition	600
Total purchase price	$40,914
Allocation of purchase price:
Working capital	$286
Property, plant and equipment	50,540
Asset retirement obligations	(1,371)
Future income tax liability	(8,541)
Total net assets acquired	$40,914

Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

4.	BANK LOAN

	September 30, 2010	December 31, 2009
Bank loan	$314,567	$265,088

The Company has a credit agreement with a syndicate of chartered banks. The credit facilities consist of an operating loan and a 364-day revolving loan. In June 2010, the Company reached agreement with its lending syndicate to amend the revolving credit facilities to increase the amount of the facilities to $550 million (from $515 million), extend the revolving period to June 2011 and add a one-year term out following the revolving period. In the event that the revolving period is not extended by June 2011, all amounts then outstanding under the credit facilities will be payable in June 2012. Advances under the credit facilities or letters of credit can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance rates, or LIBOR rates, plus applicable margins. The credit facilities are subject to semi-annual review and are secured by a floating charge over all of the Company’s assets.

5.	LONG-TERM DEBT

	September 30, 2010	December 31, 2009
9.15% senior unsecured debentures	$150,000	$150,000

On August 26, 2009, the Trust issued $150.0 million principal amount of Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million. These notes were unsecured and were subordinate to the Company’s bank credit facilities. These notes were carried at amortized cost, net of a discontinued fair value hedge. The notes accreted up to the principal balance at maturity using the effective interest method. The Company recorded no accretion expense for the three months ended September 30, 2010 (three months ended September 30, 2009 – $2.0 million) and for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $2.8 million). The effective interest rate applied was 10.6%. The discontinued fair value hedge was recognized in accretion expense upon redemption of the senior subordinated notes.

6.	CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	–	85	–
Balance, December 31, 2009	7,815	$7,736	$374
Conversion	(2,745)	(2,721)	(131)
Accretion	–	42	–
Balance, September 30, 2010	5,070	$5,057	$243

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. At September 30, 2010 and December 31, 2009, the debentures are classified as a current liability as they mature and are due and payable on December 31, 2010.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amount converted.

7.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2010	December 31, 2009
Balance, beginning of period	$54,593	$49,351
Liabilities incurred	600	1,320
Liabilities settled	(1,979)	(1,146)
Acquisition of liabilities	1,371	3,268
Disposition of liabilities	(801)	(146)
Accretion	3,363	4,184
Change in estimate(1)	473	(2,212)
Foreign exchange	(1)	(26)
Balance, end of period	$57,619	$54,593

(1)	Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 51 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at September 30, 2010 is $288.1 million (December 31, 2009 – $279.3 million). The amount of estimated cash flow required to settle the retirement obligations at September 30, 2010, discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%, is $57.6 million (December 31, 2009 – $54.6 million).

8.	UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.

	Number of Units	Amount
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	–	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	–	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931
Issued on conversion of debentures	186	2,852
Issued on exercise of unit rights	1,662	18,167
Transfer from contributed surplus on exercise of unit rights	–	6,162
Issued pursuant to distribution reinvestment plan	1,186	36,938
Balance, September 30, 2010	112,333	1,360,050

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	September 30, 2010	December 31, 2009
Balance, beginning of period	$(3,899)	$–
Foreign currency translation adjustment	(3,274)	(3,899)
Balance, end of period	$(7,173)	$(3,899)

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the foreign operations. The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent. As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9711 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three month and nine month periods ended September 30, 2010 (0.9624 and 0.9654 USD/CAD, respectively). Translation gains and losses are deferred and included in accumulated other comprehensive loss in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

10.	TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan. Under the Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Plan provides that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria. Effective November 16, 2009, the Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.

The Trust recorded compensation expense of $1.9 million for the three months ended September 30, 2010 (three months ended September 30, 2009 – $1.7 million) and $6.7 million for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $4.8 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $8.53 per unit right for unit rights issued during the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $3.64 per unit right). The following assumptions were used to arrive at the estimate of fair values:

	Three and Nine Months Ended September 30
	2010	2009
Expected annual exercise price reduction (on unit rights with a declining exercise price)	$2.16	$1.44 – 2.16
Expected volatility	43% – 44%	39% – 43%
Risk-free interest rate	2.41% – 3.02%	1.78% – 2.60%
Expected life of unit rights (years)(1)	Various	Various

(1)	The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price(1)
Balance, December 31, 2008	8,449	$14.58
Granted(2)	1,844	24.87
Exercised	(2,059)	9.97
Cancelled	(114)	16.43
Balance, December 31, 2009	8,120	$16.68
Granted(2)	156	31.31
Exercised	(1,662)	10.93
Cancelled	(195)	20.49
Balance, September 30, 2010	6,419	$16.78

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price.

(2)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about the unit rights outstanding at September 30, 2010:

Range of Exercise Prices	Number Outstanding at September 30, 2010	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2010	Weighted Average Exercise Price
$4.69 to $10.00	232	0.3	$5.48	222	$5.30
$10.01 to $15.00	4,246	2.3	13.84	2,398	13.79
$15.00 to $20.00	385	3.0	18.27	32	17.92
$20.01 to $25.00	145	3.6	21.45	56	21.76
$25.01 to $30.00	1,348	4.2	26.32	–	–
$30.01 to $36.28	63	4.7	32.91	–	–
$4.69 to $36.28	6,419	2.7	$16.78	2,708	$13.30

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights(1)	(7,306)
Balance, December 31, 2009	$20,371
Compensation expense	6,734
Transfer from contributed surplus on exercise of unit rights(1)	(6,162)
Balance, September 30, 2010	$20,943

(1)	Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders’ capital.

11.	NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The trust units issuable on conversion of convertible debentures have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended September 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit – basic	$35,061	111,710	$0.31	$40,657	107,368	$0.38
Dilutive effect of unit rights	–	3,338		–	2,549
Conversion of convertible debentures	75	381		101	645
Net income per trust unit – diluted	$35,136	115,429	$0.30	$40,758	110,562	$0.37

For the three months ended September 30, 2010, 0.1 million unit rights (three months ended September 30, 2009 – 0.3 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

	Nine Months Ended September 30
	2010			2009
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per trust unit – basic	$120,042	110,926	$1.08	$59,618	103,688	$0.57
Dilutive effect of unit rights	–	3,475		–	1,180
Conversion of convertible debentures	252	431		335	683
Net income per trust unit – diluted	$120,294	114,832	$1.05	$59,953	105,551	$0.57

For the nine months ended September 30, 2010, 0.1 million unit rights (nine months ended September 30, 2009 – 4.5 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

12.	INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:

	Nine Months Ended September 30
	2010	2009
Income before income taxes	$117,810	$40,804
Expected income tax expense at the statutory rate of 28.49% (2009 – 29.55%)	33,564	12,058
Increase (decrease) in income taxes resulting from:
Net income of the Trust	(41,068)	(35,367)
Non-taxable portion of foreign exchange (gain)	(431)	(3,538)
Effect of change in income tax rate	1,040	(136)
Effect of change in opening tax pool balances	(7,500)	3,737
Effect of change in valuation allowance	–	(4,537)
Unit-based compensation	1,919	1,426
Other	29	112
Future income tax recovery	(12,447)	(26,245)
Current income tax expense	10,215	7,431
Income tax expense (recovery)	$(2,232)	$(18,814)

The components of the net future income tax liability are as follows:

As at	September 30, 2010	December 31, 2009
Future income tax liabilities:
Petroleum and natural gas properties	$(206,795)	$(200,820)
Financial derivative contracts	(582)	(749)
Partnership deferral	(52,662)	–
Other	(3,978)	(5,438)
Future income tax assets:
Asset retirement obligations	14,828	13,929
Non-capital losses	214,301	13,185
Financial derivative contracts	3,041	418
Finance costs	2,697	220
Net future income tax liability-long-term(1)	$(29,150)	$(179,255)
Current portion of future income tax liability(2)	(6,016)	(8,683)
Current portion of future income tax asset(2)	281	1,371
Net future income tax liability-current	$(5,735)	$(7,312)
Net future income tax liability-total	$(34,885)	$(186,567)

(1)	Non-capital loss carry-forwards totaled $783.5 million ($48.4 million in 2009) and expire from 2014 to 2030.

(2)	The current portion of future income tax asset and liability are derived from the current portion of financial derivative contracts.

In May 2010, the Trust acquired a number of private entities for use in the internal financing structure for approximately $38.0 million. The transaction resulted in the recognition of future income tax asset of approximately $147.8 million with a corresponding deferred credit of $109.8 million. This credit reflects the difference between the future tax asset recognized upon the completion of this transaction and the cash paid. This credit will be amortized on the same basis as the related future income tax asset.

13.	INTEREST EXPENSE

The Trust incurred interest expense on its outstanding debts as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Bank loan and other	$3,616	$2,399	$9,213	$6,547
Long-term debt	3,530	7,810	10,277	19,119
Convertible debentures	100	176	348	560
Interest expense	$7,246	$10,385	$19,838	$26,226

14.	SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

The Trust made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Interest paid	$11,375	$16,144	$24,851	$30,439
Financing charges paid	$12	$3,361	$1,644	$5,174
Current income taxes paid	$2,235	$689	$6,368	$6,566

Foreign Exchange Loss (Gain)

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Unrealized foreign exchange (gain) loss	$(5,321)	$10,932	$(2,824)	$1,636
Realized foreign exchange loss (gain)	903	(22,044)	(1,186)	(21,069)
Foreign exchange gain	$(4,418)	$(11,112)	$(4,010)	$(19,433)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, convertible debentures, financial derivative contracts and long-term debt.

Classification of Financial Instruments

Under GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale and other financial liabilities.

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan, convertible debentures and long-term debt, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the debentures. The Trust expenses all financial instrument transaction costs immediately.

The Trust classifies the fair value of the financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheets are classified into the following categories:

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value	Fair Value Measurement Hierarchy
Financial Assets
Held-for-trading
Cash	$1,168	$1,168	$10,177	$10,177	Level 1
Derivatives designated as held-for-trading	23,401	23,401	31,994	31,994	Level 2
Total held-for-trading	$24,569	$24,569	$42,171	$42,171
Loans and receivables
Accounts receivable	$134,355	$134,355	$137,154	$137,154	–
Total loans and receivables	$134,355	$134,355	$137,154	$137,154
Financial Liabilities
Held-for-trading
Derivatives designated as held-for-trading	$(12,921)	$(12,921)	$(6,068)	$(6,068)	Level 2
Total held-for-trading	$(12,921)	$(12,921)	$(6,068)	$(6,068)
Other financial liabilities
Accounts payable and accrued liabilities	$(182,371)	$(182,371)	$(180,493)	$(180,493)	–
Distributions payable to unitholders	(20,220)	(20,220)	(19,674)	(19,674)	–
Bank loan	(314,567)	(314,567)	(265,088)	(265,088)	–
Convertible debentures	(5,057)	(12,892)	(7,736)	(15,474)	Level 1
Long-term debt	(150,000)	(164,250)	(150,000)	(162,750)	Level 1
Total other financial liabilities	$(672,215)	$(694,300)	$(622,991)	$(643,479)

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk

The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Trust may enter into agreements to fix the Canada – United States exchange rate.

At September 30, 2010, the Trust had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price(1)
Forward sales	October 1, 2009 to December 31, 2010	US$1.0 million	1.0870
Forward sales	January 1, 2010 to December 31, 2010	US$10.0 million	1.1889
Forward sales	January 1, 2010 to March 31, 2011	US$5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$5.0 million	1.0711
Forward sales	April 1, 2010 to March 31, 2011	US$1.0 million	1.0185
Forward sales	June 1, 2010 to June 30, 2012	US$1.0 million	1.0250
Forward sales	January 1, 2011 to December 31, 2011	US$3.0 million	1.0677
Forward sales	January 1, 2011 to June 30, 2012	US$3.0 million	1.0622
Forward sales	January 1, 2011 to August 31, 2012	US$1.0 million	1.0565
Forward sales	January 1, 2011 to September 30, 2012	US$1.5 million	1.0553

(1)	Based on the weighted average exchange rate (CAD/USD).

The following table demonstrates the effect of movements in the Canada – United States exchange rate on net income before income taxes, interest due to changes in the fair value of the currency swaps, as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at September 30, 2010.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$3,002
Loss (gain) on other monetary assets/liabilities	651
Impact on income before income taxes and comprehensive income	$3,653

The carrying amounts of the Trust’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2010	December 31, 2009	September 30, 2010	December 31, 2009
U.S. dollar denominated	US$ 88,781	US$ 67,389	US$ 215,169	US$ 198,690

Subsequent to September 30, 2010, the Trust added the following currency contracts:

Type	Period	Amount per month	Sales Price(1)
Forward sales	November 1, 2011 to October 31, 2013	US$1.0 million	1.0433

(1)	Based on the weighted average exchange rate (CAD/USD).

Interest rate risk

The Trust’s interest rate risk arises from its floating rate bank credit facilities. As at September 30, 2010, $314.6 million of the Trust’s total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the nine months ended September 30, 2010 by approximately $2.3 million. The Trust uses a combination of short-term and long-term debt to finance its operations. The bank loan is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At September 30, 2010, the Trust had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3-month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3-month LIBOR

When assessing the potential impact of forward interest rate changes on financial derivative contracts outstanding as at September 30, 2010, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized loss in nine months ended September 30, 2010 by approximately $3.6 million.

Commodity Price Risk

The Trust monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at September 30, 2010, a 10% increase would reduce the unrealized gain at September 30, 2010 by $9.9 million, while a 10% decrease would increase the unrealized gain at September 30, 2010 by $8.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at September 30, 2010, a 10% increase would reduce the unrealized gain at September 30, 2010 by $1.1 million, while a 10% decrease would increase the unrealized gain at September 30, 2010 by $1.1 million.

Financial Derivative Contracts

At September 30, 2010, the Trust had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.60	WTI
Fixed – Sell	August to November 2010	1,000 bbl/d	US$88.80	WTI
Fixed – Sell	February to December 2010	1,000 bbl/d	US$85.50	WTI
Fixed – Sell	September to December 2010	1,500 bbl/d	US$83.32	WTI
Time spread	November 2010	5,000 bbl/d	Dec 2011 less US$5.45	WTI
Time spread	December 2010	5,000 bbl/d	Dec 2011 less US$4.41	WTI
Fixed – Sell	December 2010	2,000 bbl/d	US$93.10	WTI
Fixed – Buy	Calendar 2010	575 bbl/d	US$64.00	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	US$77.78	WTI
Price collar	Calendar 2010	2,000 bbl/d	US$70.00 - 95.65	WTI
Price collar	Calendar 2010	1,000 bbl/d	US$75.00 - 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$83.10	WTI
Fixed – Sell	Calendar 2010	770 bbl/d	US$82.30	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$80.08	WTI
Price collar	Calendar 2011	1,000 bbl/d	US90.00 - 98.00	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Price collar	April 2009 to December 2010	5,000 GJ/d	Cdn$5.00 - 6.30	AECO
Fixed – Sell	July to December 2010	2,000 GJ/d	Cdn$4.48	AECO
Price collar	Calendar 2010	1,000 GJ/d	Cdn$5.50 - 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	Cdn$6.19	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Sold call	March 2011	3,000 mmBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 mmBtu/d	US$6.25	NYMEX
Basis swap	Calendar 2011	4,000 mmBtu/d	NYMEX less US$0.615	AECO

Financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009
Realized gain on financial derivative contracts	$15,241	$20,269	$36,813	$65,888
Unrealized (loss) gain on financial derivative contracts	(10,835)	3,311	(15,246)	(45,580)
Gain on financial derivative contracts	$4,406	$23,580	$21,567	$20,308

Subsequent to September 30, 2010, the Trust added the following financial derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	November 2010	1,000 bbl/d	US$83.45/bbl	WTI
Fixed – Sell	December 2010	1,000 bbl/d	US$84.20/bbl	WTI
Time spread	January 2011	2,000 bbl/d	Dec 2011 less US$3.20	WTI
Fixed – Sell	Calendar 2011	1,500 bbl/d	US$86.60/bbl	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$85.79/bbl	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	US$87.15/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$86.60/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40/bbl	WTI
Fixed – Sell	Calendar 2011	500 bbl/d	US$85.40/bbl	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 90.00	WTI
Price collar	Calendar 2011	500 bbl/d	US$85.00 - 92.50	WTI
Fixed – Sell	Calendar 2011	1,000 bbl/d	WTI × 82.00%	WCS

Physical Delivery Contracts

At September 30, 2010, the Trust had the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	July to December 2010	1,000 bbl/d	WTI less US$14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI × 81.06%
WCS Blend	Calendar 2010	2,500 bbl/d	US$51.04
Condensate	Calendar 2010	575 bbl/d	WTI plus US$2.25 - 2.60
Condensate	Calendar 2010	315 bbl/d	WTI less US$0.50
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less US$14.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.74
WCS Blend	Calendar 2010	1,000 bbl/d	WTI × 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.25
WCS Blend	Calendar 2010	1,000 bbl/d	WTI × 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI × 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI less US$13.29
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.00
LLK Blend	June to August 2011	2,000 bbl/d	WTI less US$14.75
WCS Blend	June to August 2011	500 bbl/d	WTI less US$15.50
WCS Blend	April to June 2011	2,000 bbl/d	WTI less US$15.80
WCS Blend	April to June 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	July to September 2011	2,000 bbl/d	WTI less US$15.60
WCS Blend	July to September 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	2,000 bbl/d	WTI less US$15.38

Natural Gas	Period	Volume	Price/Unit
Price collar	Calendar 2010	5,000 GJ/d	AECO Cdn$5.00 - 6.28
Fixed – Sell	February to November 2011	2,500 GJ/d	AECO Cdn$5.03
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 - 7.10
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.80
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.71
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.82
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$4.88
Fixed – Sell	Calendar 2011	1,000 GJ/d	AECO Cdn$5.00

Subsequent to September 30, 2010, the Trust added the following physical delivery contracts:

Heavy Oil	Period	Volume	Price/Unit
LLB Blend	January to March 2011	2,000 bbl/d	WTI less US$15.00
LLB Blend	January to September 2011	1,000 bbl/d	WTI less US$15.25
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.00%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI × 82.90%
WCS Blend	Calendar 2011	1,000 bbl/d	WTI less US$16.00
WCS Blend	Calendar 2011	500 bbl/d	WTI less US$15.00
WCS Blend	Calendar 2012	2,000 bbl/d	WTI less US$16.50
WCS Blend	January to June 2013	3,000 bbl/d	WTI less US$17.00

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities. The Trust manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional trust units. As at September 30, 2010, the Trust had available unused bank credit facilities in the amount of $168.8 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-2 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$182,371	$182,371	$–	$–	$–
Distributions payable to unitholders	20,220	20,220	–	–	–
Bank loan(1)	314,567	–	314,567	–	–
Convertible debentures(2)	5,070	5,070	–	–	–
Long-term debt(2)	150,000	–	–	–	150,000
	$672,228	$207,661	$314,567	$–	$150,000

(1)
The bank loan is a 364-day revolving loan with a one year term-out following the 364-day revolving period with the ability to extend the term. Unless extended, the revolving period will end on June 27, 2011 with all amounts to be re-paid by June 27, 2012.

(2)	Principal amount of instruments.

Credit Risk

Credit risk is the risk that counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative contracts. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at September 30, 2010, accounts receivable included a $2.9 million balance over 90 days (December 31, 2009 – $8.5 million) and a balance of $2.0 million (December 31, 2009 – $2.3 million) has been set up as allowance for doubtful accounts.

16.	COMMITMENTS AND CONTINGENCIES

At September 30, 2010, the Trust had the following obligations under operating leases and processing and transportation agreements:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$54,058	$5,364	$5,392	$5,156	$5,547	$5,638	$26,961
Processing and transportation agreements	5,195	3,892	1,073	179	48	3	–
Total	$59,253	$9,256	$6,465	$5,335	$5,595	$5,641	$26,961

At September 30, 2010, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	Calendar 2010	0.1 MW/hr	Cdn$49.43
Fixed – Buy	Calendar 2010	0.2 MW/hr	Cdn$48.93
Fixed – Buy	July to December 2010	0.2 MW/hr	Cdn$50.33
Fixed – Buy	July 2010 to December 2011	0.2 MW/hr	Cdn$49.11
Fixed – Buy	January to December 2011	0.2 MW/hr	Cdn$47.71
Fixed – Buy	January to December 2011	0.3 MW/hr	Cdn$45.46

Other

During 2009, the Company implemented an Income Tracking Unit Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with the Company and the intrinsic value of reference unit rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At September 30, 2010, a liability of $0.9 million has been accrued.

At September 30, 2010 and December 31, 2009, there were no outstanding letters of credit.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at September 30, 2010, additional payments totaling $9.6 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

17.	CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures. At September 30, 2010, total monetary debt was $536.2 million.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units or debt, or sell assets to reduce debt.

The Trust monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006. The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year. The Trust did not issue equity in excess of its safe harbour amounts during 2006, 2007, 2008, 2009, or during the first nine months of 2010. As at September 30, 2010, the Trust had an unused safe harbour amount of $1,096.5 million (December 31, 2009 – $1,160.7 million). The Trust plans to convert its legal structure from a trust to a corporation at year-end 2010, subject to the approval of its unitholders and the receipt of all required regulatory, stock exchange and court approvals.

18.	SUBSEQUENT EVENTS

The Trust has announced plans to convert its legal structure from a trust to a corporation at year-end 2010. An Information Circular regarding the Plan of Arrangement has been mailed to unitholders. A special meeting of unitholders is scheduled for 3 p.m. MT on December 9, 2010 to vote on the terms of the Plan of Arrangement. Assuming receipt of all required unitholder, court, stock exchange and other regulatory approvals, we expect that the conversion will be completed on December 31, 2010. Since the conversion does not constitute a change of control for accounting purposes, the financial statements of the corporation will reflect the assets and liabilities of the Trust at the respective carrying amounts.

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta
AcSB	Accounting Standards Board
bbl	barrel
bbl/d	barrel per day
bcf	billion cubic feet
boe*	barrels of oil equivalent
boe/d*	barrels of oil equivalent per day
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
LIBOR	London Interbank Offered Rate
LLB	Lloyd Light Blend
LLK	Lloyd Kerrobert
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbl	million barrels
mmboe*	million barrels of oil equivalent
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MW	Megawatt
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
OECD	Organization for Economic Co-operation and Development
OPEC	Organization of the Petroleum Exporting Countries
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate

*
BOEs may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

    CORPORATE INFORMATION

BOARD OF DIRECTORS
Raymond T. Chan
Executive Chairman
Baytex Energy Ltd.
John A. Brussa (2)(3)(4)
Partner
Burnet, Duckworth & Palmer LLP
Edward Chwyl (2)(3)(4)
Lead Independent Director
Independent Businessman
Naveen Dargan (1)(2)(4)
Independent Businessman
R. E. T. (Rusty) Goepel (1)
Senior Vice President
Raymond James Ltd.
Anthony W. Marino
President & Chief Executive Officer
Baytex Energy Ltd.
Gregory K. Melchin (1)
Independent Businessman
Dale O. Shwed (3)
President & Chief Executive Officer
Crew Energy Inc.
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserves Committee
(4) Member of the Nominating and Governance Committee
HEAD OFFICE
Centennial Place, East Tower
Suite 2800, 520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
T 587-952-3000
F 587-952-3001
Toll-free: 1-800-524-5521
www.baytex.ab.ca
AUDITORS
Deloitte & Touche LLP
BANKERS
The Toronto-Dominion Bank
Bank of Nova Scotia
BNP Paribas (Canada)
Canadian Imperial Bank of Commerce
Credit Suisse AG
National Bank of Canada
Royal Bank of Canada
Société Générale
Union Bank of California

OFFICERS
Raymond T. Chan
Executive Chairman
Anthony W. Marino
President & Chief Executive Officer
W. Derek Aylesworth
Chief Financial Officer
Marty L. Proctor
Chief Operating Officer
Randal J. Best
Senior Vice President,
Corporate Development
Stephen Brownridge
Vice President, Exploration
Murray J. Desrosiers
Vice President,
General Counsel and Corporate Secretary
Brett J. McDonald
Vice President, Land
Timothy R. Morris
Vice President, U.S. Business Development
R. Shaun Paterson
Vice President, Marketing
Richard P. Ramsay
Vice President, Heavy Oil
Mark F. Smith
Vice President, Conventional Oil & Gas
LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
RESERVES ENGINEERS
Sproule Associates Limited
TRANSFER AGENT
Valiant Trust Company
EXCHANGE LISTING
Toronto Stock Exchange
Symbol: BTE.UN
New York Stock Exchange
Symbol: BTE